Filed by Contura Energy, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Companies:

Alpha Natural Resources Holdings, Inc.

ANR, Inc.

(Commission File No.: 333-217766)

The following communication was issued by Contura Energy, Inc. to its employees on July 16, 2018.

Contura Internal Employee Announcement
From Kevin Crutchfield, Chief Executive Officer
(7.16.18)

Over the past weeks and months, we’ve been working diligently on the merger process with Alpha. As you might imagine, the vast majority of this work has been occurring behind the scenes, but I wanted to provide you with an update on the good progress we are making and share a few of those details with you.

On Friday, we submitted a preliminary registration statement on Form S-4 with the Securities and Exchange Commission (SEC). This is one of the important steps necessary in order for Contura stock to begin trading on the New York Stock Exchange (NYSE) once the merger with Alpha closes. Given the volume and breadth of information required for submission, there are still pieces of the S-4 filing that need to be updated as the process moves ahead. As the attached news release explains, our filing is therefore confidential for now, meaning the details of the statement will be made public at a later date once the additional information is submitted. This is a customary practice that allows us to work with the SEC to achieve the appropriate milestones in the registration process while Contura and Alpha continue gathering the remaining information required for the filing.

Additionally, we’ve been working with the U.S. Federal Trade Commission (FTC) to seek an early termination of the waiting period required under federal law to review potential anti-trust implications for transactions of this nature.  In early July, the FTC granted our request.  Basically, this means that the FTC found no reason to believe competition in our industry will be substantially reduced because of the merger.  The transaction is now expected to close prior to year-end.

Within the organization, we’ve made great strides in merger preparation as well. Department heads and functional leaders have been working together on a cross-functional transition team and with their Alpha counterparties to identify and execute on the steps necessary for a smooth integration once the merger is complete. This is important work, and I am pleased with the progress that has been made in such a short period of time.

As we continue moving toward the merger’s expected completion, I will share additional details as I can about other milestones in the process. In the meantime, it’s critical that we all remain committed to safe operations throughout the organization each and every day.

Keep doing good work, and continue to look out for each other.
Kevin

ADDITIONAL INFORMATION FOR INVESTORS

This communication is being made in respect of the proposed transaction involving Contura Energy, Inc. (“Contura”), Alpha Natural Resources Holdings, Inc. (“Holdings”) and ANR, Inc. (“ANR” and together with Holdings, “Alpha”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Contura will file with the Securities and Exchange Commission (“SEC”) a registration statement on

Contura Internal Employee Announcement
From Kevin Crutchfield, Chief Executive Officer
(7.16.18)

Form S-4 that will include a joint proxy statement of Holdings and ANR and a prospectus of Contura. Contura and Alpha also plan to file other documents with the SEC regarding the proposed transaction and a joint proxy statement/prospectus will be mailed to stockholders of Holdings and ANR. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The joint proxy statement/prospectus, as well as other filings containing information about Contura and Alpha will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained, when available, without charge, from Contura’s website at http://www.conturaenergy.com. Copies of the joint proxy statement can be obtained, when available, without charge, from Alpha’s website at http://www.alphanr.com.

FORWARD-LOOKING STATEMENTS

This communication includes forward-looking statements. These forward-looking statements are based on Contura’s and Alpha’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Contura’s and Alpha’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Contura or Alpha to predict these events or how they may affect Contura or Alpha. Except as required by law, neither Contura nor Alpha has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Contura’s and/or Alpha’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (a) any substantial or extended decline in coal pricing, demand and other factors beyond the parties’ control; (b) hazards and operating risks associated with coal mining and the dependence of coal mining upon many factors and conditions beyond the parties’ control; (c) significant competition, as well as changes in foreign markets or economics; (d) the impact of current or future environmental, health and safety, transportation, labor and other laws and regulations on the parties; (e) the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of shareholder approvals and the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule; (f) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; (g) the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; (h) the risk that integration of Alpha’s operations with those of Contura will be materially delayed or will be more costly or difficult than expected; (i) the failure of the proposed transaction to close for any other reason; (j) the effect of the announcement of the transaction on customer relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); (k) dilution caused by Contura’s issuance of additional shares of its common stock in connection with the transaction; (l) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; and (m) the diversion of management time on transaction related issues.